MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2012
(Expressed in US dollars)

Norsat International Inc.	Management’s Discussion & Analysis

Table of Contents

1.0 INTRODUCTION	3
2.0 BUSINESS OVERVIEW	4
2.1 OVERVIEW OF THE BUSINESS	4
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	6
2.4 STRATEGY	9
3.0 OVERVIEW	11
3.1 OUTLOOK	12
4.0 FINANCIAL REVIEW	13
4.1 NON-IFRS MEASUREMENTS	13
4.2 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2012	15
4.3 RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2012	18
4.4 SUMMARY OF QUARTERLY RESULTS	21
4.5 LIQUIDITY AND FINANCIAL CONDITION	22
4.6 CAPITAL RESOURCES	23
4.7 CONTRACTUAL OBLIGATIONS	24
4.8 ISSUED CAPITAL	25
5.0 OFF BALANCE SHEET ARRANGEMENTS	26
6.0 TRANSACTIONS WITH RELATED PARTIES	26
7.0 PROPOSED TRANSACTIONS	26
8.0 CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES	26
9.0 OUTSTANDING SHARE DATA	27
10.0 RISKS AND UNCERTAINTIES	28
11.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	28
11.1 DISCLOSURE CONTROLS AND PROCEDURES	28
11.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING	28
11.3 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	28
12.0 EVENTS AFTER THE REPORTING DATE	28

Norsat International Inc.	Management’s Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (MD&A) of Norsat International Inc. (“Norsat” or “the Company”) as of August 8, 2012 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2012 and 2011, and related notes included therein. These unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and in accordance with International Accounting Standard 34 – Interim Financial Reporting. All amounts are expressed in United States dollars unless otherwise indicated. The MD&A and unaudited condensed interim consolidated financial statements were reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Norsat International Inc.	Management’s Discussion & Analysis

2.0 Business Overview

2.1 Overview of the Business

Norsat is a leading provider of innovative communication solutions used by government organizations, and militaries, transportation, resource and marine industry companies, news organizations, search and rescue operators and others that enable the transmission of data, audio and video in challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products. We also have three additional segments which have limited activity – Maritime Solutions, Remote Network Solutions and Norsat Power Solutions.

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme weather conditions. Within these two main product lines, we offer over 2,000 distinct products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multicouplers, and Accessories.  Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, military and mobile radio applications. Some of these frequencies are currently being “re-farmed” – re-allocated to new applications by governing bodies such as the FCC in the U.S. and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through relatively minor modifications to existing products, preserving our leadership potion in this area.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. The family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Norsat International Inc.	Management’s Discussion & Analysis

Filters

Our Sinclair Technologies segment also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers.  Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Solutions

Norsat’s Satellite Solutions segment, established in 2003, provides a comprehensive portfolio of transportable satellite terminals and software interfaces designed for easy portability and reliable  broadband connectivity over satellite links in places where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. Our portfolio of portable satellite systems includes:

The Norsat GLOBETrekkerTM: an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile such as military special forces, emergency first responders, business continuity managers, search and rescue services and journalists.

The Norsat Rover:  a complete satellite terminal that fits into an extended-mission backpack. The Norsat Rover is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

OmniLink™: a product family designed to address the demanding needs of users seeking to establish broadband connectivity on a temporary basis, but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

We believe our satellite solutions technology offers superior functionality, usability and portability compared to competitive offerings.  Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM. Therefore, we believe these larger products are unsuitable for applications and markets where portability is a key requirement.

Microwave Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other customized products.

Norsat is a market leader in microwave products.  Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation.  We believe that we have the largest market share of any of our competitors in this space.

Norsat International Inc.	Management’s Discussion & Analysis

Maritime Solutions

Norsat entered the marine satellite business in 2008. Our Maritime Solutions segment provides broadband connectivity over satellite for industries that operate in a marine environment.  Examples include commercial fishing, recreational fishing and boating, and the oil and gas industry. We continue to explore the different alternatives available to further leverage our technology into this area and recorded approximately $0.1 million and $0.3 million of revenues for the three and six months ended June 30, 2012 (three and six months ended June 30, 2011 - $0.3 and $0.4 million). Please see Section 12.0 - “Events after the Reporting Date”.

Remote Network Solutions

We established Norsat’s Remote Network Solutions segment in 2008 to develop, market and deploy wireless communications systems that can solve connectivity challenges in areas too large to be serviced by Wi-Fi solutions. Our remote network solutions are agnostic toward any specific technology and can be based on different protocols such as Worldwide Interoperability for Microwave Access (“WiMAX”), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and, in some instances, mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (“BTS”) broadcasting the wireless signal to modem devices (“CPE”) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost-effective broadband offering in under-serviced regions of the world. We are exploring the different alternatives available to leverage our technology into this area. As at June 30, 2012, we have yet to recognize any revenues from this segment.

Norsat Power Solutions

In February 2012, we established Norsat’s Power Solutions segment.  This new business segment provides turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors.  It has also developed complementary products for our other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment.  As at June 30, 2012, we have recognized approximately $23,000 of revenues from this segment, which is included within the revenues of our Sinclair Technologies segment.

2.3 Markets and Trends

Radio Frequency Based Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the Private Mobile Radio (“PMR”) industry and specifically by the following industry segments:

➢
Public safety and military network operators, including several police forces, military and paramilitary organizations, such as the coast guards and navies, and a large set of ambulance and fire dispatch services;

➢
Private Sector Networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators, generally served through an extensive set of dealers specializing in radio systems;

Norsat International Inc.	Management’s Discussion & Analysis

➢	Mobile radio, public safety, military, cellular, aviation and heavy transport industries; and
➢	Original equipment manufacturers.

Sinclair products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems.  In general, Sinclair Technologies products can support voice and data.

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are constantly in demand for public safety, national security, natural resource management, and other specialized applications.

➢
Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks.  As an example, US Broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks;

➢	Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products;

➢	Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the PMR market; and

➢	Original equipment manufacturers (OEMs) are driving greater efficiencies and bargaining power by favouring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Our satellite-based communications business includes Norsat’s Satellite Solutions, Microwave Products, Maritime Solutions and Remote Networks Solutions products and services.  These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites.  However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Norsat International Inc.	Management’s Discussion & Analysis

We believe that a number of industry trends are positively influencing demand for our products.  Specific trends include the following:

Satellite-Based Communications - Trends

➢	There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

➢
As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

➢
In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

➢
Major media are experiencing competition from alternative news sources that typically make content available over the Internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

➢	The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

➢
Major organizations that have global operations are increasingly aware of, and plan for, natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

➢	A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

➢
Experience with information technology and communication equipment in recent decades has conditioned users generally to expect related hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

➢
Applications for satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

Norsat International Inc.	Management’s Discussion & Analysis

2.4 Strategy

Provide leading communication solutions

Norsat’s mission is to become a leading provider of innovative communication solutions for challenging applications and environments.  Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in challenging parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure.  In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. With a strong financial base, we continue to invest in research and development for the RF antenna and filter, satellite, and microwave businesses.  These attributes will remain core elements of Norsat’s strategy, forming the foundation of our organic growth

Pursue acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are actively pursuing an acquisition-based growth strategy. As such, we are constantly identifying and evaluating potential acquisition candidates that are leaders in their field and that meet our core acquisition criteria of:

➢	enhancing our ability to provide communication solutions in challenging environments;
➢	providing access to high-end commercial markets; and
➢	increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come via acquisitions, we are proceeding prudently. Any company we purchase must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company that is a leading provider of antenna and radio frequency conditioning products.

We believe the Sinclair acquisition fits well with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for challenging environments. Like Norsat’s other product lines, Sinclair products are used all over the world and are often operated in the harshest of environments. Many of Sinclair’s customers, like Norsat’s, rely on the delivery of superior products that can withstand severe elements. Additionally, they expect to access the latest technologies and receive customized solutions. Importantly, Sinclair’s products target different end-markets than Norsat’s products, providing opportunities to expand our market base and generate cross-selling opportunities between the two segments. The integration of Sinclair has also enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in research and development to maintain our status as “best in class”. Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new products within our products segments will keep Norsat on the cutting edge of our industry, attract new business and lead to the development of new market verticals.

Norsat International Inc.	Management’s Discussion & Analysis

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

The Sinclair acquisition strongly supports this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We also see opportunities to sell Sinclair products through our Microwave Products segment, to target design antennas for our maritime and remote segments, and to cross-sell Sinclair products to our existing customers in Europe and the military markets.  To date, we have integrated Sinclair’s sales force with our own and have identified several cross-selling opportunities.  However, as our customers’ sales cycles are typically long, these opportunities may take several quarters to realize, if at all.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer.  Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products.  In particular, we believe customers in challenging environments would benefit from an “end-to-end solution provider” approach, enabling them to purchase all their secure communication requirements from a single vendor.  Customers could then be confident that all the elements of their communication solutions would be configured to work well together, and that they would receive comprehensive product support.  Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for challenging applications and environments. In February 2012, we established a new business segment called Norsat Power Solutions. This new business segment will provide turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It will also develop complementary products for our other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment. Norsat Power Solutions will help us diversify into a new market segment while leveraging a number of our existing Norsat / Sinclair customer relationships, especially in the utility and rail sectors. The new segment will also allow us to expand our existing product offerings and may create some modest cost synergies. As an added benefit, the power solutions market provides opportunities to generate recurring revenue streams through the provision of ongoing monitoring or service requirements and through regular upgrade and renewal cycles. The development of new recurring revenue streams is a key strategic objective for Norsat.

We are also seeking out new opportunities in challenging applications and environments where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build outs or expansion projects.

Norsat International Inc.	Management’s Discussion & Analysis

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives.  In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of our portable satellite systems sales to the US Government were sold through our direct sales force.  Due to successful deployments with the US Government, additional militaries and governments around the world have become Norsat customers.

We will continue to use, increase and invest in our various sale channels and we are increasingly emphasizing those that enable us to target large commercial customers.  In addition, we are pursuing opportunities to cross-sell our products to customers within all of our segments.

Currently, we are experiencing a growing level of demand from militaries outside of the US and from large commercial enterprises. This trend is evidenced by an increasing volume of requests for proposal (“RFPs”). The size of the contracts up for tender is also higher in terms of dollars allocated.  While we view these developments as highly positive, gauging when these RFPs will be awarded and potentially converted into revenues remains challenging as these decisions are made by the customers and not by us.

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses and we will continue to focus our resources strategically.  While we seek growth opportunities, we also continue to review opportunities for strategic cost-cutting measures.

3.0 Overview

➢
In February 2012, we established a new business segment called Norsat Power Solutions. The new business segment will provide turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It will also develop complementary products for Norsat’s other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment. We believe Norsat Power Solutions will help us diversify into a new market segment while leveraging a number of our existing Norsat/Sinclair customer relationships, especially in the utility and rail sectors. The new segment will also allow us to expand our existing product offerings and may create some modest cost synergies. As an added benefit, the power solutions market segment includes projects that have ongoing monitoring or service requirements, as well as regular upgrade and renewal cycles. These projects, if won, would create new recurring revenue streams for Norsat, which is a key strategic objective.

➢
Our Sinclair Technologies segment posted 23% and 31% increase in sales for the three and six months ended June 30, 2012. The Sinclair division, which was acquired on January 21, 2011, continued to perform above historical norms, reflecting a favourable product mix and strong demand, particularly from the public safety and transportation sector. This segment has helped to diversify our product lines with antenna and RF conditioning products, and has also firmly positioned Norsat in the commercial market.

Norsat International Inc.	Management’s Discussion & Analysis

➢
Satellite Solutions sales were up 27% and 3% for the three and six months ended June 30, 2012. During the second quarter, we successfully met the stringent in-field testing criteria of the NATO Communications and Information Agency (NATO) for our custom-designed dual Ku and X-band portable satellite terminals. Having gained Final Acceptance from our customer, we were able to recognize $0.7 million in revenues on our contract during the period. Our terminals are now in theatre in Afghanistan supporting critical troop communications.

➢
We continue to see strong results from our Microwave Products segment, which posted 28% and 21% increase in revenue for the three and six months ended June 30, 2012. This increase was partially driven by increased demand for products, including customized Ka-band receivers and custom airborne applications produced at a customer’s request. Norsat continues to benefit from its widely recognized reputation within the microwave communications market.

➢	Overall gross margins for the three and six months ended June 30, 2012 were 42% and 45% respectively, consistent with the comparable periods in 2011.

3.1 Outlook

Prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries around the world, a continued focus on homeland security and the emergence of non-traditional applications. These new market opportunities include business continuity measures by large organizations and content production by new entrants to the satellite communications space.  In particular, Norsat anticipates attractive growth opportunities in its Satellite Solutions business where it is actively working to diversify its customer and product base, especially into other militaries, commercial, resource, transportation and public safety segments. As this segment diversifies beyond its traditional military focus, revenues are expected to increase, but gross margins will be somewhat lower.

The Company also sees significant growth opportunities in the Remote Network Solutions segment, where it is targeting relatively new or even untapped markets.

The long-term prospects for the RF antenna and filter industries remain strong.  In particular, Norsat continues to see strong demand from the transportation sector. While demand for specific product lines can be cyclical depending on network deployment trends, and the market is generally considered to be mature, the Sinclair Technologies products have proven to be largely resistant to technical obsolescence as significant industry innovation has been relatively modest and product life cycles are long.

Demand in the Microwave Products segment is expected to remain stable given that it is a mature market and Norsat already has a strong market position.

Future sales from the Maritime Solutions segment are expected to decline as a result of the recent divestiture of the Company’s vessel monitoring unit based in Italy (see Section 12.0 - “Events after the Reporting Date”). This business represented a small component of Norsat’s revenues with combined third and fourth quarter sales of approximately $0.2 million in 2011.

Norsat International Inc.	Management’s Discussion & Analysis

In the near-term, Norsat anticipates that the key factors affecting revenue growth will continue to be the timing of awards of major military and certain commercial projects. In addition, competition in the satellite industry is expected to continue to intensify as more companies focus on opportunities in the satellite terminal market. While demand for Sinclair Technologies products is expected to remain robust, competitive pressure and increasing labour costs could have a negative impact on product prices and margins within this segment.

Given these anticipated competitive pressures, Norsat will continue to focus on establishing new revenue opportunities, and will explore opportunities that enable it to continue leveraging its proven competitive strengths.

Norsat’s management remains focused on implementing a business model that will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden the portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify its base of customers to include non-defense customers.

Currently, Norsat is working to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, and continued enhancement of existing product lines, as well as greater diversification by geographic region and by industry vertical, and a broadening of the solutions it provides to customers. The Company expects to realize a portion of these objectives through organic growth.

While Norsat will maintain its strict focus on preserving a sustainable cost structure, it anticipates higher costs of production and higher operating costs as investments are made to pursue its strategic objectives.  The Company is cognizant of the extent of the current credit crisis and will remain vigilant in its credit granting practices, however, it believes its exposure to bad debt is relatively low overall. Most of Norsat’s trade accounts receivables are generated from various military and large commercial customers, which are not believed to be at risk of default. Additionally, the balance of amounts owing is spread over a diverse range of customers.

Finally, Norsat will continue to actively pursue new acquisitions. The current recessionary trends, coupled with the Company’s strong financial position and capital structure, have created excellent conditions for realizing growth through strategic acquisition. Management remains optimistic that at least three deals can be closed during the next five years. However, Norsat will not undertake any acquisition unless it meets strict criteria to provide strong value, further the Company’s strategic objectives and have the potential to be accretive to shareholders.

4.0 Financial Review

4.1 Non-IFRS Measurements

The following are non-IFRS measurements. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the unaudited condensed interim consolidated financial statements and accompanying notes for the three and six months ended June 30, 2012.

Norsat International Inc.	Management’s Discussion & Analysis

EBITDA

EBITDA is a non-IFRS measure which we use to manage and evaluate operating performance. It is reconciled to IFRS in the tables below:

EBITDA (1)
('000)	Three months ended June 30,
	2012	2011	Change
EBITDA	$700	$496	$204	41%
Interest	(112)	(163)	51	(31)%
Amortization	(376)	(552)	176	(32)%
Taxes	2,616	(160)	2,776	>100%
Foreign exchange	(57)	192	(249)	>100%
Reorganization	-	(88)	88	>100%
Net earnings (loss) for the period	$2,771	$(275)	$3,046	>100%

EBITDA improved by 41% to $0.7 million in the second quarter, from $0.5 million during the same period last year. EBITDA generated by Sinclair Technologies and Microwave Products were key factors in this improvement and contributed $0.2 and $0.3 million respectively. These gains were partially offset by lower gross margin dollars from the Satellite Solutions and Maritime Solutions segments, higher selling and distributing expenses, and an increase in commissions and bonuses related to improved sales and operating results.

EBITDA (1)
('000)	Six months ended June 30,
	2012	2011	Change
EBITDA	$1,816	$1,541	$275	18%
Interest	(248)	(282)	34	(12)%
Amortization	(745)	(703)	(42)	6%
Taxes	2,410	(547)	2,957	>100%
Foreign exchange	55	9	46	>100%
Reorganization	-	(490)	490	(100)%
Net earnings (loss) for the period	$3,288	$(472)	$3,760	>100%

EBITDA for the six months ended June 30, 2012 improved by 18% to $1.8 million, from $1.5 million last year. Sinclair Technologies and Microwave Products each improved their contribution to EBITDA by $0.3 million. This was partially offset by higher selling and distributing expenses resulting from investments in sales and marketing resources, including the launch of Norsat Power. It also reflects higher commissions and bonuses due to higher sales and improved operating results. The EBITDA gains were partially offset by lower gross margin on the Satellite Solutions sales.

Note
(1) EBITDA refers to earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange. EBITDA is a non-IFRS performance measure. We believe that, in addition to net earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes.  However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other entities.

Working Capital

We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Working capital is calculated by subtracting current liabilities from current assets. As at June 30, 2012, working capital was at $10.5 million compared to $11.8 million at December 31, 2011.

Norsat International Inc.	Management’s Discussion & Analysis

Current Ratio

Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio assists in assessing Norsat’s liquidity health. Current Ratio is defined as current assets divided by current liabilities. As at June 30, 2012, current ratio was 2.1 times compared to 2.0 times as at December 31, 2011.

4.2 Results of Operations for the Three Months Ended June 30, 2012

Sales and Gross Margin

	Three months ended June 30,
	2012	2011	Change
Sales (in '000s)
Sinclair Technologies	$6,395	$5,218	$1,177	23%
Satellite Solutions	1,684	1,322	362	27%
Microwave Products	2,339	1,834	505	28%
Maritime Solutions	131	270	(139)	(51)%
Total	$10,549	$8,644	$1,905	22%

Gross Profit Margin
Sinclair Technologies	45%	43%	2%
Satellite Solutions	32%	33%	(1)%
Microwave Products	44%	42%	2%
Maritime Solutions	39%	54%	(15)%
Total	42%	42%	0%

Quarterly results from our business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes.  In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

For the three months ended June 30, 2012, total sales increased to $10.5 million, from $8.6 million in Q1 2011.

Sales from the Sinclair Technologies segment improved significantly to $6.4 million, from $5.2 million during the same period in 2011, reflecting stronger-than-normal demand, especially in the safety and transportation sectors. We acquired the Sinclair business in January 2011.

Satellite Solutions sales also increased to $1.7 million, from $1.3 million in Q2 2011, reflecting the addition of revenues from the First Nations’ Emergency Security Society (FNESS) contract and $0.7 million from our NATO contract. The increase is partially offset by $0.6 million reduction in equipment and services sales to the US military. During the second quarter, we successfully met the stringent in-field testing criteria of NATO for our custom-designed dual Ku and X-band portable satellite terminals. Having gained Final Acceptance from our customer, we were able to recognize $0.7 million in revenues on our contract during the period.

Norsat International Inc.	Management’s Discussion & Analysis

The Satellite Solutions segment is actively working to diversify its customer and product base especially into other militaries, commercial, resource, transportation and public safety segments. As we diversify our customer and product base, we are expecting lower gross margins from the Satellite Solutions segment.

Second quarter sales of Microwave Products improved to $2.3 million from $1.8 million in 2011. The $0.5 million increase was partially driven by increased demand for products, including customized Ka-band receivers and custom airborne applications produced at a customer’s request. Norsat continues to benefit from its widely recognized reputation within the microwave communications market.

Sales from Maritime Solutions decreased to $0.1 million from $0.3 million over the same period last year. Please refer to Section 12.0 - “Events after the Reporting Date” for a discussion of the divestiture of our vessel monitoring business unit.

On a consolidated basis, second quarter gross margin percentages remained constant at 42%.The Sinclair Technologies segment achieved above-average margins of 45% on a combination of favourable product mix and strong demand from the public safety and transportation sectors. Gross profit margins from the Satellite Solutions segment declined to 32%, from 33% in Q2 2011. This decrease was anticipated and reflects lower margins on both the NATO and FNESS contracts, together with lower selling prices for some existing product lines. The Microwave Products segment increased gross profit margin to 44%, from 42% last year as a result of favourable changes in product mix.

Expenses

('000s)	Three months ended June 30,
	2012	2011	Change
Selling and distributing expenses	$2,066	$1,735	$331	19%
General and administrative expenses	1,292	1,472	(180)	(12)%
Product development expenses, net	781	513	268	52%
Other expenses	186	(15)	201	>100%
Total expenses	$4,325	$3,706	$619	17%

For the three months ended June 30, 2012, total expenses increased to $4.3 million, from $3.7 million in Q2 2011.

Second quarter selling and distributing expenses increased to $2.1 million, from $1.7 million in 2011. The year-over-year change reflects investments in additional sales and marketing resources, including $0.2 million of costs for the launch of the new Norsat Power segment as well as $0.2 million higher commissions related to increased sales volumes and bonuses related to improved sales volumes and improved results.

General and administrative expenses decreased to $1.3 million, from $1.5 million last year, reflecting the absence of $0.1 million in Sinclair acquisition-related costs incurred in the second quarter of 2011 period. The balance of the decrease reflects lower employee costs.

Norsat International Inc.	Management’s Discussion & Analysis

('000s)	Three months ended June 30,
	2012	2011	Change
Direct expenses	$871	$625	246	39%
Amortization	112	180	(68)	(38)%
Transfer to Cost of Sales	(10)	-	(10)	N/A
Less: Government contribution	(192)	(291)	99	(34)%
Total product development expenses, net	$781	$514	$267	52%

Second quarter net product development expenses increased by $0.3 million to $0.8 million. Direct expenses also increased by $0.2 million as the Company continued to invest in ongoing research and development of next- generation product offerings. Government contributions decreased by $0.1 million year-over-year. Amortization for the second quarter included three months of amortization expenses compared to five months in the second quarter of 2011. Amortization was not included in the first quarter of 2011 as we did not finalize the purchase price allocation then.

Other expenses for the three months ended June 30, 2012 were $0.2 million compared to an income of $15,000 during the same period last year. This increase primarily reflects an unfavourable foreign exchange variance from translating Canadian dollar-denominated payables and loans into US dollars, offset, to a lesser extent, by lower interest expenses.

Net earnings for the period

('000s), except per share amounts	Three months ended June 30,
	2012	2011	Change
Earnings/(loss) before income taxes	$155	$(115)	$270	>100%
Income tax expense/(recovery)	$(2,616)	$160	$(2,776)	>100%
Net earnings (loss) for the period	$2,771	$(275)	$3,046	>100%

Net earnigns (loss) per share - basic	0.05	(0.00)	0.05	>100%
Net earnings (loss) per share - diluted	0.05	(0.00)	0.05	>100%

Second quarter earnings before income taxes increased to $0.2 million, from a loss of $0.1 million in Q2 2011.

The Company’s legal structure was reorganized on June 29, 2012 such that all the assets and liabilities of Sinclair Technologies Inc. (“STI”), a wholly owned subsidiary of Sinclair Technologies Holdings Inc. (“STHI”), were transferred to STHI. STHI was a wholly owned subsidiary of Norsat. Immediately afterwards, all the assets and liabilities of STHI were transferred to Norsat. As of June 29, 2012, STI and STHI were dissolved under the Business Corporation Act (Ontario) and hence, ceased to exist as legal entities. “Sinclair Technologies” continues to operate as a division of Norsat.

The Company recorded a $2.6 million net income tax recovery in the second quarter of 2012. This included a $3.0 million deferred income tax recovery relating to a change in the Company’s legal structure which was completed on June 29, 2012.

Second quarter net earnings increased to $2.8 million, or $0.05 per share, basic and diluted, from a net loss of $0.3 million, or $(0.00) per share, basic and diluted, during the same period last year.

Norsat International Inc.	Management’s Discussion & Analysis

4.3 Results of Operations for the Six Months Ended June 30, 2012

Sales and Gross Margin

	Six months ended June 30,
	2012	2011	Change
Sales (in '000s)
Sinclair Technologies	$12,562	$9,564	$2,998	31%
Satellite Solutions	3,789	3,679	110	3%
Microwave Products	4,438	3,674	764	21%
Maritime Solutions	300	441	(141)	(32)%
Total	$21,089	$17,358	$3,731	21%

Gross Profit Margin
Sinclair Technologies	45%	43%	2%
Satellite Solutions	38%	43%	(5)%
Microwave Products	43%	43%	0%
Maritime Solutions	39%	40%	(1)%
Total	43%	43%	0%

For the six months ended June 30, 2012, total sales increased to $21.1 million, from $17.4 million during the same period last year.

The Sinclair Technologies segment was a significant contributor to this improvement, with first-half sales increasing to $12.6 million, from $9.6 million last year. These gains reflect the positive impact of six months contribution from the Sinclair Technologies segment, compared to just over five months contribution last year. As with the second quarter results, first-half sales from this segment were above historical norms, with total revenue of $12.6 million reflecting strong demand, especially in the public safety and transportation sectors.

Satellite Solutions sales increased nominally to $3.8 million, from $3.7 million during the same period in 2011. Included in the Satellite Solutions results were $0.6 million in new revenues from the FNESS contract and $0.7 million from the NATO contract.

First-half sales of Microwave Products increased to $4.4 million from $3.7 million in 2011, reflecting higher volumes, as well as the addition of the new airborne applications.

Sales from Maritime Solutions decreased to $0.3 million from $0.4 million in 2011. Please refer to Section 12.0 - “Events after the Reporting Date” for a discussion of the divestiture of our vessel monitoring business unit.

On a consolidated basis, first-half gross margin percentage was 43%, on par with the same period in 2011. Sinclair Technologies achieved above-average margins on a combination of favourable product mix and strong demand. As anticipated, gross profit margins from the Satellite Solutions segment declined to 38%, from 43% in 2011, reflecting lower margins on the FNESS and NATO contracts, together with lower selling prices for some existing product lines. Gross profit from the Microwave Products segment remained constant at 43%.

Norsat International Inc.	Management’s Discussion & Analysis

Expenses

('000s)	Six months ended June 30,
	2012	2011	Change
Selling and distributing expenses	$3,897	$2,985	$912	31%
General and administrative expenses	2,769	3,220	(451)	(14)%
Product development expenses, net	1,312	868	444	51%
Other expenses	238	285	(47)	(16)%
Total expenses	$8,216	$7,358	$858	12%

For the six months ended June 30, 2012, total expenses increased to $8.2 million, from $7.4 million in 2011.

Selling and distributing expenses for the six months ended June 30, 2012 increased to $3.9 million, from $3.0 million in 2011. This increase included approximately $0.3 million of costs related to the launch of the new Norsat Power segment, $0.3 million related to higher employee costs, and the added costs of operating the Sinclair Technologies segment for an extra month in 2012.

General and administrative expenses decreased to $2.8 million, from $3.2 million during the six months ended June 30, 2012. This reduction primarily reflects the absence of $0.5 million in acquisition costs incurred in the first two quarters of 2011 as part of the Sinclair transaction. The lower G&A expense also reflects employee cost savings. Partially offsetting these reductions were added costs of operating the Sinclair division for one extra month in the 2012 period.

('000s)	Six months ended June 30,
	2012	2011	Change
Direct expenses	$1,550	$1,183	$367	31%
Amortization	223	259	(36)	(14)%
Transfer to Cost of Sales	(28)	-	(28)	N/A
Less: Government contribution	(434)	(574)	140	(24)%
Total product development expenses, net	$1,311	$868	$443	51%

Net product development expenses increased to $1.3 million from $0.9 million last year, reflecting six months of Sinclair operations, and direct expenses increased to $1.6 million, from $1.2 million, reflecting continued investment in research and development of next-generation product offerings. Government contributions decreased by $0.1 million compared to the same period last year. Product development continues to be a core focus for Norsat and is reflected through development programs in the Sinclair Technologies and Satellite Solutions business units.

Other expenses for the six months ended June 30, 2012 were $0.2 million compared to $0.3 million during the same period last year. The reduction in other expenses primarily reflects foreign exchange variance from translating Canadian dollar-denominated payables and loans into US dollars and, to a lesser extent, reduced interest expenses.

Norsat International Inc.	Management’s Discussion & Analysis

Net earnings for the period

('000s), except per share amounts	Six months ended June 30,
	2012	2011	Change
Earnings before income taxes	$879	$75	$804	>100%
Income tax expense/(recovery)	$(2,410)	$547	$(2,957)	>100%
Net earnings (loss) for the period	$3,289	$(472)	$3,761	>100%

Net earnigns (loss) per share - basic	0.06	(0.01)	0.06	>100%
Net earnings (loss) per share - diluted	0.06	(0.01)	0.06	>100%

For the six months ended June 30, 2012, earnings before income taxes increased to $0.9 million, from $0.1 million during the same period in 2011.

The Company’s legal structure was reorganized on June 29, 2012 such that all the assets and liabilities of Sinclair Technologies Inc. (“STI”), a wholly owned subsidiary of Sinclair Technologies Holdings Inc. (“STHI”), were transferred to STHI. STHI was a wholly owned subsidiary of Norsat. Immediately afterwards, all the assets and liabilities of STHI were transferred to Norsat. As of June 29, 2012, STI and STHI were dissolved under the Business Corporation Act (Ontario) and hence, ceased to exist as legal entities. “Sinclair Technologies” continues to operate as a division of Norsat.

The Company recorded a net income tax recovery of $2.4 million, which included a $3.0 million deferred income tax recovery resulting from the tax and legal entity reorganization on June 29, 2012.

For the six months ended June 30, 2012  net earnings increased to $3.3 million, or $0.06 per share, basic and diluted, from a net loss of $0.5 million, or $(0.01) per share, basic and diluted, during the same period in 2011.

Norsat International Inc.	Management’s Discussion & Analysis

4.4 Summary of Quarterly Results

Quarterly Financial Data
('000s), except for earnings per share	Three months ended
	Mar 31	Jun 30	Sep 30	Dec 31
2012	$	$
Sales	10,540	10,549
EBITDA (1)	1,118	700
Net earnings (loss) for the period	518	2,771
Net earnings (loss) per share - basic	0.01	0.05
Net earnings (loss) per share - diluted	0.01	0.05
Weighted average common shares outstanding -	#	#
Basic ('000s)	58,317	58,197
Diluted ('000s)	58,343	58,197

2011	$	$	$	$
Sales	8,715	8,644	11,381	9,616
EBITDA (1)	1,053	486	1,683	961
Net earnings (loss) for the period	(187)	(285)	1,102	(221)
Net earnings (loss) per share - basic	(0.00)	(0.00)	0.02	(0.00)
Net earnings (loss) per share - diluted	(0.00)	(0.00)	0.02	(0.00)
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	57,082	58,364	58,351	58,317
Diluted ('000s)	57,082	58,364	58,380	58,317

2010	$	$	$	$
Sales	4,887	5,199	4,492	5,655
EBITDA (1)	666	895	659	443
Net earnings for the period	514	817	609	215
Net earnings per share - basic	0.01	0.02	0.01	0.00
Net earnings per share - diluted	0.01	0.02	0.01	0.00
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	53,677	53,591	53,439	53,556
Diluted ('000s)	53,855	53,758	53,551	53,651

Note
(1) Earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange and is a non-IFRS measure. EBITDA is reconciled to its nearest IFRS measure, Net earnings for the period in Section 4.1 - “Non-IFRS Measurements”.

Quarterly results from our four revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

Norsat International Inc.	Management’s Discussion & Analysis

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy, as Sinclair’s sales are generally more evenly distributed than those of our other segments, and tend to be strongest during periods when sales from our other segments are relatively weak. For the short-term, we have mitigated revenue instability in our Satellite Solutions segment through the addition of revenues from the FNESS contracts discussed in our annual 2011 MD&A, creating a revenue backlog which will help to reduce volatility in our financial results over the next several quarters.

4.5 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital and capital expenditures.

As at June 30, 2012, we had $3.7 million in cash and cash equivalents, a decrease of $0.5 million from $4.2 million as at December 31, 2011. Cash generated by operating activities was approximately $1.4 million and $0.3 million for the three and six months ended June 30, 2012, compared to $1.2 million and $1.5 million for the comparable periods in 2011. For the three and six months ended June, 2012 we used up $0.5 million and $0.7 million in financing activities, compared to $14,807 and cash generated of $12.1 million over the comparable periods 2011. Financing activities for the six months ended June 30, 2011 included $12.0 million in loan proceeds related to the Sinclair acquisition loan. For the six months ended June 30, 2012, we purchased $0.1 million of treasury shares equivalent to 279,800 common shares at a weighted average share price of $0.46. For the three and six months ended June 20, 2012, approximately $0.2 million and $7,342 of cash was used for investing activities, compared to $0.1 million and $15.4 million over the same periods in 2011. Investing activities for the six months ended June 30, 2011 comprised the $15.0 million of cash used to acquire Sinclair.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

As at June 30, 2012, working capital1 was at $10.5 million compared to $11.8 million at December 31, 2011. The current ratio2 as at June 30, 2012 was 2.1 times compared to 2.0 times as at December 31, 2011.

Trade and other receivables was $7.0 million as at June 30, 2012, down from $7.9 million as at December 31, 2011. We collected $1.1 million in SADI and DTAPP receivables, offset by additions to receivables from SADI of $0.4 million. The balance of $0.2 million reflects the timing of collections of trade and other trade receivables during the first two quarters.

Trade and other payables and accrued liabilities decreased by $1.9 million to $5.2 million as at June 30, 2012, from $7.1 million as at December 31, 2011. The reduction is mostly related to payments of December 31, 2011 accrued bonuses and general settlement of trade payables.

1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure. See Section 4.1 – “Non-IFRS Measurements”.
2 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure. See section 4.1 – “Non-IFRS Measurements”.

Norsat International Inc.	Management’s Discussion & Analysis

Inventory as at June 30, 2012 was $9.3 million compared to $10.2 million as at December 31, 2011, a decrease of $0.9 million.  The reduction in inventory was a result of our focused efforts to reduce inventory levels.

As of June 30, 2012, shareholders’ equity increased to $21.9 million from $18.7 million at December 31, 2011, an increase of $3.2 million.  The increase reflects the $3.3 million improvement in earnings, offset by $0.1 million of treasury shares for future settlement of restricted share units granted during the second quarter.

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of the current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

4.6 Capital Resources

Our capital resources as at June 30, 2012 were in cash and cash equivalents.   As at June 30, 2012, we had cash and cash equivalents of $3.7 million.  We plan to continue to fund cash requirements through operations. If required, we have credit facilities in place that can be drawn upon. There have been no changes to our credit facilities described in our annual 2011 MD&A.

Credit Facilities

Operating Lines of Credit

As at June 30, 2012 and August 8, 2012, we had additional credit facilities totaling $3.75 million. As at both of these dates, we had not drawn on these facilities.

Acquisition Loan

Under the original terms and conditions of the acquisition loan from HSBC Bank of Canada (the “Bank”), we are required to repay an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of our net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant financial year.  Pursuant to this formula, we were required to pay $600,000, related the financial year ended December 31, 2011 to the Bank no later than April 30, 2012.  On April 26, 2012, the Bank amended the terms and conditions of the acquisition loan by allowing us to repay the $600,000 over the period from May 1, 2012 to April 30, 2013 in equal installments of $50,000 plus interest. The amendment to this payment is applicable only for the mentioned period. All other terms and conditions remained unchanged.

For the three and six months ended June 30, 2012, we repaid $0.7 million and $1.3 million in principal against our acquisition loan.

As at June 30, 2012 and August 8, 2012, our combined weighted average interest rate and spread rate was 3.95% and 3.97%, respectively (2011 – 4.04%).

As at June 30, 2012 and August 8, 2012, we were in compliance with our debt covenants.

Norsat International Inc.	Management’s Discussion & Analysis

Strategic Aerospace and Defense Initiative (SADI)

In 2008, we were awarded a Cdn$5.97 million repayable contribution by the Canadian Ministry of Industry’s SADI program. The SADI award provided external validation of the excellence of our research and development activities, while also supporting our continued investment in technological innovation.

For the three and six months ended June 30, 2012, the Company recorded $0.2 million and $0.4 million (three and six months ended June 30, 2011- $0.3 million and $0.6 million) as a reduction to product development expense in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. Total cash received was $0.3 million and $1.0 million for the three and six months ended June 30, 2012 (three and six months ended June 30, 2011- $0.6 million and $0.9 million). As at June 30, 2012, $0.7 million remains in trade and other receivables (June 30, 2011- $0.3 million).

Digital Technology Adoption Pilot Program (DTAPP)

In February 2012, we entered into an agreement with the National Research Council Canada (“NRC”), as represented by its Industrial Research Assistance Program. Under this agreement, NRC agrees to reimburse us 80% of salary costs and 50% of contractor fees incurred between January 16, 2012 and March 31, 2015 related to eligible projects that adopt digital technology to improve productivity. The NRC has agreed to provide us with maximum funding of Cdn$99,993 for the first project covering the time period January 16, 2012 to March 31, 2012. Repayment of contributions received is not required.

For the three months ended March 31, 2012, the Company recorded $0.1 million relating to DTAPP as a reduction to expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. During the three months ended June 30, 2012, the Company received the amount in full and nil remains in trade and other receivables. This project has been completed.

Also see Section 12.0 - “Events after Reporting Date” for new DTAPP project.

Research and Development, Patents and Licenses, etc.

We invested $3.2 million into research and development of new products in fiscal 2011 and an additional $1.6 million in the first two quarters of 2012.

4.7 Contractual Obligations

The Company’s known contractual obligations at June 30, 2012, are quantified in the following table:

('000s)	Remaining 2012	2013	2014	2015	2016	2017	Total
						and after
Acquisition loan	$1,500	$3,200	$3,000	$800	$-	$-	$8,500
Promissory note payable	-	725	-	-	-	-	725
Inventory purchase obligations	3,426	985	106	-	-	-	4,517
Operating lease obligations	342	706	723	313	288	8	2,380
Total	$5,268	$5,617	$3,828	$1,113	$288	$8	$16,122

Norsat International Inc.	Management’s Discussion & Analysis

In the normal course of business, we enter into purchase commitments, including inventory purchase obligations as disclosed above. We have operating lease commitments that extend to June 2017. During the six months ended June 30, 2012, we renewed the office leases for its Aurora, Ontario premise until December 31, 2014 and Lincoln, England premise until June 2017. In addition, we are required to make contingent repayment of SADI government contributions starting in 2013 based on fiscal 2012 performance. As at June 30, 2012, we did not accrue any liability for repayment as the amount cannot yet be determined.

4.8 Issued Capital

Stock Option Plan

On May 9, 2012, the shareholders of the Company approved the adoption of a new stock option plan (the “New Stock Option Plan”) in order to modernize and incorporate the changes to the Toronto Stock Exchange (the “TSX”) policies and regulations. In addition, the New Stock Option Plan addresses recent amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises.

Under the New Stock Option Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. All validly outstanding options existing on May 9, 2012 will be counted for the purposes of calculating what may be issued under the New Stock Option Plan.

As at June 30, 2012, a total of 1,827,700 stock options were outstanding at exercise prices ranging from Cdn$0.48 to Cdn$1.50 per share. For the three and six months ended June 30, 2012, we charged $38,501 and $90,351 to operating expenses as share based payments with a corresponding increase in contributed surplus (three and six months ended June 30, 2011 – $8,043 and $13,825). No options were granted during the three months ended June 30, 2012. A total of 134,000 options were granted at an average exercise price of Cdn$0.51 and weighted average fair value of Cdn$0.25 during the six months ended June 30, 2012.

During the six months ended June 30, 2012, we recalculated the forfeiture rate based on historical experience. As a result, we adjusted our forfeiture rate from 14% to 18% effective April 1, 2012. Stock based compensation expense was adjusted prospectively.

Restricted Share Unit Plan

On May 9, 2012, the shareholders of the Company approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) as part of a new long term incentive plan developed to attract and retain the Company’s employees. This RSU Plan is valid for ten years after the date of adoption.

Norsat International Inc.	Management’s Discussion & Analysis

On May 9, 2012 the Company granted 341,173 restricted share units (“RSUs”) to directors, officers and employees that fully vest after a 34 month period, with one third of the grants vesting on May 9, 2013, one third vesting on May 9, 2014 and one third on March 9, 2015. Upon vesting the participants will receive one common share for each RSU share held. The only performance condition is the lapse of time and that the participant remains at the Company’s employ for the specified periods. The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company’s share price at grant date by the number of RSUs granted. The resulting fair value is then adjusted by an estimated forfeiture rate of 18% and then recognized over the vesting period. Since there are three vesting periods, the recognition of expenses is front loaded with most of the expenses recognized during the first year following the grant date. The measurement of the compensation expense is recorded as a charge to operating expenses over the vesting period of the award.

As at June 30, 2012, a total of 334,738 restricted share units were outstanding. For the three and six months ended June 30, 2012, the Company charged $12,488 to operating expenses as share based payments with a corresponding increase in contributed surplus (three and six months ended June 30, 2011 – nil).

5.0 Off Balance Sheet Arrangements

As at June 30, 2012 and August 8, 2012, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary are as follows:

	Three months ended June 30,		Six months ended June 30,
('000s)	2012	2011	2012	2011
Short-term employee benefits	$467	216	$1,276	$457
Share based payments	19	10	31	15
Total	$486	$226	$1,307	$472

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel.

7.0 Proposed Transactions

See Section 12.0 - “Events after the Reporting Date” for a discussion of the divestiture of the Company’s vessel monitoring business unit.

8.0 Critical Accounting Estimates and Accounting Policies

Accounting Estimates

Critical accounting estimates are described in Section 8.0 – “Critical Accounting Estimates” of our 2011 annual MD&A found at www.sedar.com. When preparing the unaudited condensed interim consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from these judgments, estimates and assumptions.

Norsat International Inc.	Management’s Discussion & Analysis

The judgements, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in our last annual financial statements for the year ended December 31, 2011, with the addition of the following estimates:

Recognition of Government Contributions

We recognize Government contributions of eligible expenditures when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We estimate Government contributions based on labour costs and expenses incurred and its belief of what will ultimately be approved for payment by Government agencies.  Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from our estimation.

Share-based Payment of Restricted Share Units

We measure the cost of share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units, we use the TSX share price at grant date as fair value of the restricted share units. The resulting fair value of the restricted share units is then adjusted for an estimated forfeiture amount. Determining the forfeiture rate is based on historical experience. Actual number of restricted share units that vest is likely to be different from estimation.

Accounting Policies

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2011.

During the six months ended June 30, 2012, we added the following accounting policy:

Treasury Shares

When we reacquire our own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings on the purchase, sale issue or cancellation of our own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. We have granted restricted share units as part of our long term incentive plan. We shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When treasury shares are sold or released subsequently, the amount received is recognized as an increase in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

New Accounting Pronouncements

The International Accounting Standards Board (IASB) has issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12. We are currently evaluating the impact of this guidance.

Norsat International Inc.	Management’s Discussion & Analysis

9.0 Outstanding Share Data

We have 100,000,000 shares of Common Stock authorized, of which 58,036,732, net of 279,800 treasury shares, were outstanding at June 30, 2012 and at August 8, 2012.

As at August 8, 2012, we had 1,827,700 options outstanding to acquire common shares at exercise prices ranging from Cdn$0.48 to Cdn$1.50 per share.

10.0 Risks and Uncertainties

There have been no significant changes or updates to our risk and risk management approach and discussion as outlined in Section 12 – “Risks and Uncertainties” of our annual 2011 MD&A found at www.sedar.com.

Investors should carefully consider the risks and uncertainties described in its annual 2011 MD&A before making an investment decision. If any of the risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

11.0 Disclosure Controls and Internal Controls over Financial Reporting

11.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

11.2 Internal Controls over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

Norsat International Inc.	Management’s Discussion & Analysis

11.3 Changes in Internal Controls over Financial Reporting

During the six months ended June 30, 2012, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

12.0 Events after the Reporting Date

DTAPP

In July 2012, the Company entered into a new contribution agreement with the NRC relating to a separate project that adopt digital technology to improve productivity, whereby the NRC agrees to reimburse the Company 80% of salary costs incurred between June 1, 2012 and February 28, 2013 relating to an approved project. The NRC has agreed to provide the Company maximum funding of Cdn$99,999. The Company has not recorded any receivable as at June 30, 2012 relating to this project for costs incurred.

Divestiture of Non-Core Business Unit

On July 17, 2012, the Company has signed a formal offer to sell Norsat Italia S.r.l, a wholly owned subsidiary of the Company for cash consideration of Euro 70,000. Norsat Italia S.r.l operates the Company’s vessel monitoring unit, which forms part of the Company’s Maritime business segment. The Company is in the process of preparing the closing balance sheet for this unit and determining the financial impact of the transaction.